Exhibit 12
XL GROUP LTD
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Nine Months Ended
(U.S. dollars in thousands, except ratios)	2016	2015
Earnings:
Pre-tax income (loss) from continuing operations	$235,808	$995,578
Fixed charges	293,087	262,096
Distributed income of equity investees	74,133	647,079
Subtotal	$603,028	$1,904,753
Less: Non-controlling interests	5,916	4,482
Preference share dividends	118,347	95,676
Total earnings (loss)	$478,765	$1,804,595

Fixed charges:
Interest costs	$128,371	$121,317
Accretion of deposit liabilities	29,115	31,717
Rental expense at 30% (1)	17,254	13,386
Total fixed charges	$174,740	$166,420
Preference share dividends	118,347	95,676
Total fixed charges and preference dividends	$293,087	$262,096

Ratio of earnings to fixed charges	2.7	10.8

Ratio of earnings to combined fixed charges and preference dividends	1.6	6.9

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.